Africa Fund

Supplemental Proxy Information:
The Annual Meeting of the Stockholders of the Fund
 was held on June 14, 2001. The following is a summary
 of the proposal presented and the total number of shares voted:
Proposal:
  1. To elect the following Directors:
	Votes in	Votes
	Favor of	Against
Ronald E. Robison	7,322,311	  977,469
Gerard E. Jones	7,322,591	  977,189
Barton M. Biggs	6,899,718	1,400,062
William G. Morton Jr.	7,323,653	   976,127
John A. Levin	6,900,701	1,399,079